CONFIRMATION RESIGNATION

TO: BRK, INC.
(the "**Corporation**")
411 Eastgate Road
Suite A
Henderson City, NV 89011
USA

This letter is to confirm my prior correspondence via email and text with the Corporation and its officers and directors (the "**Correspondence**"). As per the Correspondence, I have not been officially appointed as a director or an officer of the Corporation. In addition, I have not signed any employment agreement with the Corporation and thus I am not an employee of the Corporation. Accordingly, I would ask that you issue and disseminate a confirming press release to correct the misleading information in the August 25, 2016 press release issued by the Corporation. I would appreciate having the opportunity to review and comment on the press release.

Without derogating from the above and without admitting that I ever was a director, officer or employee of the Corporation, to the extent there is any doubt or dispute, I hereby resign as a director, employee and officer of the Corporation effective immediately.

DATED February 28, 2017.

Christopher Stramacchia

910404.11961/95370084.1